As filed with the Securities and Exchange Commission on June 29, 2005

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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        --------------------------------

                                    FORM 11-K



        [X]       ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

                                       OR

        [ ]    TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                 FOR THE TRANSITION PERIOD FROM ______ TO ______

                           COMMISSION FILE NO. 1-08007

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           FREMONT GENERAL CORPORATION
                            AND AFFILIATED COMPANIES
                            INVESTMENT INCENTIVE PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           FREMONT GENERAL CORPORATION
                     2425 OLYMPIC BOULEVARD - 3RD FLOOR EAST
                         SANTA MONICA, CALIFORNIA 90404
                                  (310)315-5500




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                              FINANCIAL STATEMENTS



The Fremont General Corporation and Affiliated Companies Investment Incentive Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended December 31, 2004 and 2003, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto and incorporated herein by reference.



   EXHIBIT
     NO.                                DESCRIPTION
   -------     ------------------------------------------------------------
     23        Consent of Independent Registered Public Accounting Firm.

 AUDITED FINANCIAL STATEMENTS
 AND SUPPLEMENTAL SCHEDULES


 FREMONT GENERAL CORPORATION AND AFFILIATED COMPANIES INVESTMENT INCENTIVE PLAN YEARS ENDED DECEMBER 31, 2004 AND 2003
 WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

              FREMONT GENERAL CORPORATION AND AFFILIATED COMPANIES
                            INVESTMENT INCENTIVE PLAN

                          AUDITED FINANCIAL STATEMENTS
                           AND SUPPLEMENTAL SCHEDULES

                     YEARS ENDED DECEMBER 31, 2004 AND 2003




                                    CONTENTS

Report of Independent Registered Public Accounting Firm....................    1

Audited Financial Statements

Statements of Net Assets Available for Benefits............................    2
Statements of Changes in Net Assets Available for Benefits.................    3
Notes to Financial Statements..............................................    4

Supplemental Schedules

Schedule H, Line 4i - Schedule of Assets (Held at End of Year).............   10
Schedule H, Line 4j - Schedule of Reportable Transactions..................   11

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


Fremont General Corporation and Affiliated Companies Investment Incentive Plan


We have audited the accompanying statements of net assets available for benefits of the Fremont General Corporation and Affiliated Companies Investment Incentive Plan (the "Plan") as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2004, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                        /s/ ERNST & YOUNG LLP


Los Angeles, California
June 15, 2005

              FREMONT GENERAL CORPORATION AND AFFILIATED COMPANIES
                           INVESTMENT INCENTIVE PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                                             DECEMBER 31
                                                                        2004              2003
                                                                   -------------      -------------

Investments, at fair value .....................................   $ 190,495,848      $ 137,466,418

Interest receivable ............................................          30,796             52,483
Other assets ...................................................          23,736            164,735
                                                                   -------------      -------------
Net assets available for benefits ..............................   $ 190,550,380      $ 137,683,636
                                                                   =============      =============


See accompanying notes.

              FREMONT GENERAL CORPORATION AND AFFILIATED COMPANIES
                            INVESTMENT INCENTIVE PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


                                                                                     YEAR ENDED DECEMBER 31
                                                                                     2004              2003
                                                                                -------------      -------------

ADDITIONS (DEDUCTIONS)
Contributions:
   Employee .................................................................   $  14,086,730      $   8,953,209
   Employer .................................................................       9,994,923          6,838,670
Interest and dividends ......................................................       3,872,654          2,097,440
Net appreciation in fair value of investments ...............................      38,414,085         67,494,551
Net benefit distributions to participants ...................................     (13,501,648)       (15,217,006)
                                                                                -------------      -------------
Net increase ................................................................      52,866,744         70,166,864

Net assets available for benefits at beginning of year ......................     137,683,636         67,516,772
                                                                                -------------      -------------
Net assets available for benefits at end of year ............................   $ 190,550,380      $ 137,683,636
                                                                                =============      =============


See accompanying notes.

              FREMONT GENERAL CORPORATION AND AFFILIATED COMPANIES
                            INVESTMENT INCENTIVE PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2004 AND 2003



1. DESCRIPTION OF PLAN

The following description of the Fremont General Corporation and Affiliated Companies Investment Incentive Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. In the case of any inconsistency between this document and the Plan document, the Plan document shall prevail.

GENERAL

The Plan is a defined contribution 401(k) plan that commenced on February 1, 1986, and covers eligible employees of Fremont General Corporation ("FGC") and subsidiaries (collectively, the "Company"). An eligible employee who is employed by the Company may elect to make salary deferral 401(k) contributions as soon as administratively feasible following his or her employment date.

CONTRIBUTIONS

Eligible employees may contribute up to 15% of their pretax eligible compensation. Effective January 1, 2003, the Company began matching 100% of the first 6% of eligible compensation contributed by the participant. In 2004 and 2003, matching contributions were funded with shares of FGC Common Stock from the Company's employee benefits trust. The Company also may elect to make an additional discretionary contribution. Discretionary employer contributions are allocated to participants in proportion to their compensation. No discretionary employer contributions were made in 2004 and 2003. Officers participate in the Plan on the same basis as all other employees.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings or losses. Allocations are based on participants' contributions and eligible compensation or, in the case of investment earnings or losses, account balances. Forfeited balances of nonvested accounts are used to reduce the Company's matching contributions in future periods.

              FREMONT GENERAL CORPORATION AND AFFILIATED COMPANIES
                            INVESTMENT INCENTIVE PLAN

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)



1. DESCRIPTION OF THE PLAN (CONTINUED)

VESTING

Participants' salary deferral 401(k) contributions and allocated earnings or losses thereon are 100% vested at all times. Company matching and discretionary contributions became fully vested to participants that were active employees on or after January 1, 2003. Different vesting rules may apply to participants who terminated employment with the Company before January 1, 2003.

DISTRIBUTIONS

Distributions of account balances may be made to participants under the following circumstances: termination of employment, attainment of age 59 1/2, retirement, as required for minimum distribution or pursuant to court order, or, to the designated beneficiary following a participant's death. Participants may make withdrawals from their account balances in the event of hardship for the following circumstances: expenses to avoid eviction or foreclosure of their principal residence, extraordinary uninsured medical expenses for the participants or their dependents, tuition and related educational expenses for post-secondary education for the following 12 months for the participants or their dependents, and costs relating to the purchase of a principal residence.

PARTICIPANTS' LOANS

Participants may borrow from their account balance based on the balance at the close of business of the prior day. Interest is fixed for the term of the loan. An approved loan must be repaid fully within a minimum of 12 months to a maximum of 60 months. A loan processing fee of $40 is deducted directly from the paycheck in which the first loan repayment is made.

AMENDMENT AND/OR TERMINATION

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time for any reason. The Company also reserves the right to amend the Plan at any time for any reason with or without advance notice (unless required by law) in accordance with the procedures set forth in the Plan document.

              FREMONT GENERAL CORPORATION AND AFFILIATED COMPANIES
                            INVESTMENT INCENTIVE PLAN

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)



2. SUMMARY OF ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

VALUATION OF INVESTMENTS

All assets of the Plan are held by Merrill Lynch Trust Company, FSB ("Merrill Lynch").

Investments in mutual funds are stated at current net asset value, which approximates fair value. The funds' net asset values are determined by Merrill Lynch. FGC Common Stock is stated at current market value as determined by the Plan Administrator based on the closing price on the New York Stock Exchange. The closing price of FGC Common Stock on December 31, 2004, was $25.18 per share ($16.91 per share at December 31, 2003).

INVESTMENT INCOME

Interest income is recorded on the accrual basis.

Realized investment gains and losses are determined using the specific-identification basis.

INCOME TAX STATUS

The Plan received a determination letter from the Internal Revenue Service dated January 8, 2002, stating that the Plan is qualified, in form, under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan was amended subsequent to receiving the determination letter. The Plan Administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

              FREMONT GENERAL CORPORATION AND AFFILIATED COMPANIES
                            INVESTMENT INCENTIVE PLAN

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)



2. SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

EXPENSES

All administrative expenses of the Plan are paid by the Company. The Plan utilizes office space provided by the Company for which it pays no rent.

BENEFIT PAYMENTS

Benefit distributions to participants are recorded in the period in which the distributions are paid. There were no distributions payable at December 31, 2004. Distributions payable at December 31, 2003 were $181,492.

FORFEITURES

The balance of amounts forfeited by nonvested accounts of inactive participants at December 31, 2004, was $367,673. These forfeitures will be used to reduce employer matching contributions in future periods.

3. INVESTMENTS

During 2004 and 2003, the Plan's investments (including investments purchased, sold as well as held during the year) appreciated in fair value as follows:

                                                      YEAR ENDED DECEMBER 31
                                                      2004              2003
                                                  ------------      ------------

FGC Common Stock ..............................   $ 35,230,583      $ 59,809,486
Mutual funds ..................................      3,183,502         7,685,065
                                                  ------------      ------------
                                                  $ 38,414,085      $ 67,494,551
                                                  ============      ============

              FREMONT GENERAL CORPORATION AND AFFILIATED COMPANIES
                            INVESTMENT INCENTIVE PLAN

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)



3. INVESTMENTS (CONTINUED)

Investments that represent 5% or more of the fair value of the Plan's assets are as follows (the investments in FGC common stock are non-participant directed):


                                                                             DECEMBER 31
                                                                        2004              2003
                                                                   -------------      ------------

FGC Common Stock ...............................................   $ 108,951,480      $ 77,347,574

Mutual Funds:
   Merrill Lynch Fundamental Growth Fund .......................       9,846,580         7,934,640
   Merrill Lynch Retirement Preservation Fund ..................      19,052,512        17,190,788



4. NONPARTICIPANT-DIRECTED INVESTMENTS

For reporting purposes, nonparticipant-directed investments include participant-directed investments that cannot be separately determined; however, all investments can be reallocated at the participants' discretion.

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                                             DECEMBER 31
                                                                       2004               2003
                                                                   -------------      ------------

FGC Common Stock ..............................................    $ 108,951,480      $ 77,347,574

              FREMONT GENERAL CORPORATION AND AFFILIATED COMPANIES
                            INVESTMENT INCENTIVE PLAN

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)



4. NONPARTICIPANT-DIRECTED INVESTMENTS (CONTINUED)

                                                                                     YEAR ENDED DECEMBER 31
                                                                                     2004                2003
                                                                                --------------       ------------

Change in net assets:
   Contributions ............................................................   $   12,684,879       $  8,480,186
   Interest and dividends ...................................................        1,009,137            702,925
   Net appreciation in fair value of investments ............................       35,230,583         59,809,486
   Net transfers to participant-directed investments ........................      (12,799,678)        (8,268,976)
   Benefit distributions to participants ....................................       (4,521,015)        (5,514,766)
                                                                                --------------       ------------
Total .......................................................................   $   31,603,906       $ 55,208,855
                                                                                ==============       ============



5. RELATED PARTY TRANSACTIONS

Certain Plan investments are units of mutual funds and common/collective trust funds managed by Merrill Lynch, the trustee as defined by the Plan. Participants also have the option to invest in FGC Common Stock. At the Company's discretion, the investments in FGC common stock may be funded from the Company's employee benefits trust. The Company's employee benefits trust is also maintained with Merrill Lynch. These transactions qualify as party-in-interest transactions.

                             SUPPLEMENTAL SCHEDULES

              FREMONT GENERAL CORPORATION AND AFFILIATED COMPANIES
                            INVESTMENT INCENTIVE PLAN
                        EIN: 95-2815260 PLAN NUMBER: 003

        SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                                DECEMBER 31, 2004



                                                               DESCRIPTION OF
                                                           INVESTMENT, INCLUDING
                                                             MATURITY DATE, RATE
                                                            OF INTEREST, PAR OR
 IDENTITY OF ISSUE, BORROWER, LESSOR OR SIMILAR PARTY          MATURITY VALUE           COST         CURRENT VALUE
------------------------------------------------------     ---------------------     -----------     --------------

Merrill Lynch*
   Fundamental Growth Fund ............................            556,933 Units      $       **     $   9,846,580
   Global Allocation Fund .............................            344,135 Units              **         5,681,677
   Core Bond Fund .....................................            554,020 Units              **         6,537,439
   Balanced Capital Fund ..............................            150,045 Units              **         4,007,699
   Basic Value Fund ...................................            268,406 Units              **         8,540,693
   S&P 500 Index Fund .................................            542,025 Units              **         8,043,657
   International Index Fund ...........................            235,052 Units              **         2,630,234
   Retirement Preservation Fund .......................         19,052,512 Units              **        19,052,512
   Value Opportunities ................................            139,200 Units              **         3,807,111

Oppenheimer Quest Balance Value Fund ..................            247,442 Units              **         4,463,856

State Street Aurora Fund ..............................            138,191 Units              **         5,593,980

Fremont General Corporation* ..........................         4,326,905 shares
                                                                 of common stock      39,987,264       108,951,480

Participants' loans* ..................................       Interest at the
                                                              prime rate plus 2%                         3,338,930
                                                                                                     -------------
                                                                                                     $ 190,495,848
                                                                                                     =============


*  Indicates a party-in-interest to the Plan.

** Cost information is not necessary as investment is participant directed.

              FREMONT GENERAL CORPORATION AND AFFILIATED COMPANIES
                            INVESTMENT INCENTIVE PLAN
                        EIN: 95-2815260 PLAN NUMBER: 003

           SCHEDULE H, LINE 4(j) - SCHEDULE OF REPORTABLE TRANSACTIONS

                          YEAR ENDED DECEMBER 31, 2004








                                                                                                          CURRENT
                                                                            EXPENSES                      VALUE OF
                                                                            INCURRED                      ASSET ON
                              DESCRIPTION     PURCHASE        SELLING         WITH          COST OF     TRANSACTION         NET
IDENTITY OF PARTY INVOLVED     OF ASSETS        PRICE          PRICE       TRANSACTION       ASSET          DATE           GAIN
---------------------------   ----------     -----------    ------------   -----------   ------------   ------------   -----------

CATEGORY (III) - A SERIES OF TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS

Fremont General Corporation*  Common Stock   $ 12,633,515   $          -   $         -   $ 12,633,515   $ 12,633,515   $         -
Fremont General Corporation*  Common Stock              -     13,667,524             -      5,799,480     13,667,524     7,868,044



There were no category (i), (ii) or (iv) reportable transactions during 2004.

* Indicates a party-in-interest to the Plan.

                                   SIGNATURES


THE PLAN.   Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                            FREMONT GENERAL CORPORATION AND AFFILIATED COMPANIES INVESTMENT INCENTIVE PLAN



June 29, 2005               /s/     RAYMOND G. MEYERS
                            ----------------------------------------------------
                            Raymond G. Meyers
                            on behalf of the Plan Administrator of the
                            Fremont General Corporation and Affiliated Companies
                            Investment Incentive Plan